Exhibit 99.10

Fire & Flower Rapidly Adapts to the Ontario Market by Deploying Online Payment, Curbside Pickup and Home Delivery Through the Hifyre Digital Retail Platform

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, April 8, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF) and its wholly-owned subsidiary Fire & Flower Inc. (“Fire & Flower” or the “Company”), today announced that its stores in Ottawa and Kingston, Ontario will offer online ordering and payment, curbside pickup and home delivery for cannabis products through the Spark Fastlane™ service available through Spark Perks™.

Fire & Flower Spark Fastlane Curbside Pickup - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

Fire & Flower’s Ottawa and Kingston locations will re-open using the Fastlane service on April 9, 2020 for online orders that may be picked up using the curbside service to ensure the health and safety of our customers and team members. The Company anticipates free home delivery services to be available at its earliest opportunity. Details on the free home delivery service will be available on the Fire & Flower website at www.fireandflower.com.

On April 7, 2020, the province of Ontario announced that an emergency order was approved by the provincial cabinet that allows cannabis retail stores to safely operate through online, curbside pickup and home delivery services, for the duration of the government’s emergency order on business closures in relation to COVID-19.

In anticipation of this potential announcement, the Fire & Flower and Hifyre™ teams have been working to build operating procedures and technology that serves customers through online payment, curbside pickup and home delivery services. Earlier this week, the Company announced these programs were launched in the province of Saskatchewan and are successfully being used by consumers in that market. The launch of these programs in the province of Saskatchewan enables Fire & Flower to rapidly deploy in the province of Ontario and other jurisdictions that may allow for curbside pickup and home delivery.

“Fire & Flower congratulates the province of Ontario and in particular, Premier Doug Ford and Attorney General Doug Downey for their leadership in taking this significant step to allow for home delivery by private cannabis retailers. These actions are critical to ensure that residents of Ontario have access to safe, legal cannabis in ways that protect public health. This is a very positive step in the continued elimination of the illegal, unregulated market which poses an additional threat to public health during this pandemic,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “The ability of the Fire & Flower operations and Hifyre digital teams to rapidly respond demonstrates the resiliency of both our people and our business systems. We are grateful for the opportunity to do our part and demonstrate how private retail can provide best-in-class home delivery services in a safe and responsible manner to cannabis consumers.”

Fire & Flower has a distinct competitive advantage as online ordering, curbside pickup and delivery become available through its ability to communicate with more than 90,000 members in the Spark Perks program. The Spark Perks program provides a robust channel to communicate with consumers, understand their needs and preferences and drive consumer traffic digitally.

Details on the re-opening of the Ottawa and Kingston stores through online ordering, curbside pickup and home delivery are available on the Company’s website at www.fireandflower.com.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948;

Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 08-APR-20